Realogy Holdings Corp.
1 Campus Drive
Parsippany, New Jersey 07054
February 25, 2013
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Realogy Holdings Corp. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 25, 2013. This disclosure can be found on page 110 of the Annual Report on Form 10-K.
Very truly yours,
Realogy Holdings Corp.
By: /s/ MARILYN J. WASSER

Name:	Marilyn J. Wasser

Title:	Executive Vice President and General Counsel